The Lazard Funds, Inc.

Sub-Item 77C (Matters submitted to a vote of security holders.)

A special meeting of shareholders was held on April 26, 2007, to vote on the following proposal. The proposal received the required number of votes of shareholders and was adopted.

Proposal 1: To elect each of Mr. Ashish Bhutani,
Ms. Nancy A. Eckl and Mr. Leon M. Pollack as a
Fund Director, each to serve for an indefinite term and until his or her successor is duly elected and qualified.

Director		      For          Withhold Authority
Ashish Bhutani 		218,017,674 		3,605,487
Nancy A. Eckl 		218,435,275		3,187,886
Leon M. Pollack 	218,505,148 		3,118,012